DogInn, Inc.

1380 Lougar Ave

Sarnia, Ontario N7S 5N7

November 8, 2013

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

100 F Street, NE
Washington, D.C. 20549

Re:

Doginn, Inc. (the “Company”, “us”, “we” or “our”)

Form 10-K for the Fiscal Year Ended December 31, 2012
Filed June 6, 2013

File No. 333-173438

Dear Mr. Gilmore:

Please find below, the responses to the Commission’s Comment Letter dated October 24, 2013, regarding the above referenced registration statement (the “Registration Statement”)

SEC Comment 1

1. We note that the financial statements as of and for the year ended December 31, 2011, was audited by another auditor; however, the audit opinion has not been included in your Form 10-K. Please amend your Form 10-K to include the predecessor’s audit report that covers the financial statements as of and for the year ended December 31, 2011.

Company Response to Comment 1

We have amended our Form 10-K to include the audit report of our former auditor, John Kinross-Kennedy, that covers the financial statements as of and for the year ended December 31, 2011.

SEC Comment 2

2.  We also note that the audit report provided by Anton & Chia LLP does not include an opinion on the financial statements for the cumulative period from July 15, 2010 (inception) through December 31, 2012 included in your Form 10-K. Please amend your Form 10-K to include an audit report that covers all of the periods presented in your financial statements including this cumulative period.

Company Response to Comment 2

We have amended our Form 10-K to include an audit report from our current auditor, Anton & Chia LLP that covers periods presented in our financial statements including the cumulative period from July 15, 2010, through December 31, 2012.

SEC Comment 3

3. We further note that the audit report provided by Anton & Chia LLP does not indicate the state where issued. Please have Anton & Chia LLP revise their audit report accordingly. Refer to Rule2-02(a) of Regulation S-X.

Company Response to Comment 3

Anton & Chia LLP has revised their audit report to indicate the state where the audit report was issued.

Written Statement

The Company hereby acknowledges that with respect to its annual report on Form 10-K for the year ending December 31, 2012 (the “Filing”);

1. the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robin Looban

Robin Looban, Chief Executive Officer

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